SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Momentive Performance Materials Inc.

(Name of applicant)

(For co-registrants/subsidiary guarantors, please see Item 1 hereto)

260 Hudson River Road

Waterford, New York 12188

(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE

TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
First-Priority Senior Secured Notes due 2021	$1,129.6 million approximate aggregate principal amount (1)

(1) As described in Item 2 herein, subject to acceptance of and pursuant to the Plan described herein and certain other conditions, the notes described herein will be issued in consideration for the cancellation of all amounts payable in respect of the issuer’s existing 8.875% First-Priority Senior Secured Notes due 2020. The $1,129.6 million amount listed as the approximate aggregate principal amount above represents the estimated total outstanding principal amount of, plus accrued and unpaid interest on, the 8.875% First-Priority Senior Secured Notes due 2020 as of August 4, 2014. This amount will be increased such that the actual aggregate principal amount of the notes described herein will reflect all amounts that may be payable in respect of the 8.875% First-Priority Senior Secured Notes due 2020 as of the Effective Date of the Plan, including additional accrued interest and any make-whole or other amounts that may be payable.

Approximate date of proposed public offering:

On, or as soon as practicable following the effective date under the Joint Plan of Reorganization of Momentive Performance Materials Inc. and its Debtor Affiliates under Chapter 11 of the Bankruptcy Code

Name and address of agent for service:	With a Copy to:
Momentive Performance Materials Inc. 260 Hudson River Road Waterford, New York 12188 Facsimile: (614) 225-4127 Attention: Douglas A. Johns	Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 Facsimile: (212) 728-8111 Attention: Matthew Feldman Cristopher Greer

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

1.	General information. Furnish the following as to the applicant (a) form of organization and (b) state or other sovereign power under the laws of which organized.

Applicant	Form of Organization	Jurisdiction of Organization
Momentive Performance Materials Inc. (the “Company”)	Corporation	Delaware
Momentive Performance Materials Worldwide Inc. (1)	Corporation	Delaware
Momentive Performance Materials USA Inc. (1)	Corporation	Delaware
Juniper Bond Holdings I LLC	Limited Liability Company	Delaware
Juniper Bond Holdings II LLC	Limited Liability Company	Delaware
Juniper Bond Holdings III LLC	Limited Liability Company	Delaware
Juniper Bond Holdings IV LLC	Limited Liability Company	Delaware
Momentive Performance Materials Quartz, Inc.	Corporation	Delaware
MPM Silicones, LLC	Limited Liability Company	New York
Momentive Performance Materials South America Inc.	Corporation	Delaware
Momentive Performance Materials China SPV Inc.	Corporation	Delaware

(1)	This entity is anticipated to be converted into a limited liability company at the Effective Date.

Except for the Company, the foregoing entities and any other entities that will act as a guarantor under the Indenture (as defined below) are referred to herein collectively as the “Guarantors”. The Company and the Guarantors are referred to herein as the “Applicants”.

2.	Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

On April 13, 2014 (the “Petition Date”), the Applicants filed voluntary petitions for reorganization under Chapter 11 of title 11 (“Chapter 11”) of the U.S. Bankruptcy Code (the “Code”) in the U.S. Bankruptcy Court for the Southern District of New York, White Plains (the “Court”) with respect to a financial restructuring of the Company and each of its direct and indirect subsidiaries (the “Restructuring”). On June 23, 2014, the Applicants filed with the Court the Joint Plan of Reorganization for Momentive Performance Materials Inc. and its Affiliated Debtors (as amended or supplemented from time to time, the “Plan”), which is attached hereto as Exhibit T3E-1, and the Disclosure Statement for the Plan (as amended or supplemented from time to time, the “Disclosure Statement”), which is attached hereto as Exhibit T3E-2. Under Chapter 11 of the Code, certain claims against the Company in existence before the filing of the petitions for relief under the federal bankruptcy laws were stayed while the Company continued business operations as a debtor-in-possession.

Subject to acceptance of and pursuant to the Plan, the Company will issue, and the Guarantors will guarantee, First-Priority Senior Secured Notes due 2021 (the “Notes”) under an indenture, to be in substantially the form filed as Exhibit T3C (the “Indenture”). If certain terms and conditions are met, including the acceptance of the Plan, the Notes will be issued in consideration for the cancellation of the then outstanding 8.875% First-Priority Senior Secured Notes due 2020 (the “Old Notes”) totaling approximately $1,129.6 million, which included accrued interest as of August 4, 2014. Subject to acceptance of and pursuant to the Plan described herein and certain other conditions, the Notes will be issued in consideration for the cancellation of all amounts payable in respect of the Company’s Old Notes. The $1,129.6 million amount listed as the approximate aggregate principal amount above represents the estimated total outstanding principal amount of, plus accrued and unpaid interest on, the Old Notes as of August 4, 2014. This amount will be increased such that the actual aggregate principal amount of the notes described herein will reflect all amounts that may be payable in respect of the Old Notes as of the Effective Date of the Plan, including additional accrued interest and any make-whole or other amounts that may be payable.

The Applicants believe that the issuance of the Notes is exempt from the registration requirements of the Securities Act of 1933, as amended (the “ Securities Act”), and state securities and “blue sky” laws pursuant to Section 1145(a)(1) of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and “blue sky” laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipient of the securities holds a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient’s claim against or interest in the debtor or are issued principally in such exchange and partly for cash or property. The Applicants believe that the issuance of the Notes as contemplated by the Plan satisfies the aforementioned requirements and, therefore, such issuance will be exempt from the registration requirements referred to above.

AFFILIATIONS

3.	Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.

(a) The following describes the Company’s current, wholly-owned direct, or wholly-owned indirect, subsidiaries and joint ventures:

Name of Entity	Record Owner	Ownership
MPM Escrow LLC	Momentive Performance Materials Inc.	100%
MPM Finance Escrow Corp.	MPM Escrow LLC	100%
Momentive Performance Materials Worldwide Inc. (2)	Momentive Performance Materials Inc.	100%
Momentive Performance Materials USA Inc. (2)	Momentive Performance Materials Inc.	100%
Juniper Bond Holdings I LLC	Momentive Performance Materials Inc.	100%
Juniper Bond Holdings II LLC	Momentive Performance Materials Inc.	100%
Juniper Bond Holdings III LLC	Momentive Performance Materials Inc.	100%
Juniper Bond Holdings IV LLC	Momentive Performance Materials Inc.	100%
Momentive Performance Materials Quartz, Inc.	Momentive Performance Materials USA Inc.	100%
MPM Silicones, LLC	Momentive Performance Materials USA Inc.	100%
Momentive Performance Materials South America Inc.	Momentive Performance Materials USA Inc.	100%
Momentive Performance Materials China SPV Inc.	Momentive Performance Materials Inc.	100%
MPM AR LLC	Momentive Performance Materials USA Inc.	100%
Momentive Performance Materials Industria de Silicones Ltda	Momentive Performance Materials Worldwide Inc.	99.9999% (3)
Momentive Performance Materials Nova Scotia ULC	Momentive Performance Materials Worldwide Inc.	100%
Momentive Performance Materials S. de R.L. de C.V.	Momentive Performance Materials Worldwide Inc.	99.9999% (3)

Name of Entity	Record Owner	Ownership
Momentive Performance Materials Shanghai Co Ltd	Nautilus Pacific Two Pte Ltd; TA Holding Pte Ltd	51%, 49%
Momentive Performance Materials (Nantong) Co Ltd	Nautilus Pacific Two Pte Ltd; TA Holding Pte Ltd	51%, 49%
Wuxi Momentive Performance Materials Co Ltd	Nautilus Pacific Four Pte Ltd	100%
Momentive Performance Materials Hong Kong Ltd	Nautilus Pacific Two Pte Ltd	100%
Momentive Performance Materials Japan LLC	Momentive Performance Materials Worldwide Inc.	100%
Ohta Kako LLC	Momentive Performance Materials Japan LLC	100%
Momentive Performance Materials Korea Co Ltd	Momentive Performance Materials Asia Pacific Pte Ltd	100%
Momentive Performance Materials Pte Ltd	Momentive Performance Materials Worldwide Inc.	100%
Momentive Services S. de R.L. de C.V.	Momentive Performance Materials Worldwide Inc.	99.9999% (3)
Momentive Performance Materials Ltd.	Momentive Performance Materials GmbH	100%
Momentive Performance Materials Commercial Services GmbH	Momentive Performance Materials GmbH	100%
Momentive Performance Materials Rus LLC	Momentive Performance Materials Commercial Services GmbH; Momentive Performance Materials Suisse Sarl	99.998%, 0.002%
Momentive Performance Materials Kimya Sanayi Ve Ticaret Limited Sirketi	Momentive Performance Materials Commercial Services GmbH	100%
Momentive Performance Materials (Pty) Ltd.	Momentive Performance Materials Commercial Services GmbH	100%
Momentive Performance Materials (Shanghai) Management Co., Ltd.	Momentive Performance Materials Pte Ltd	100%
Momentive Performance Materials (Shanghai) Trading Co., Ltd.	Momentive Performance Materials Pte Ltd	100%
Nautilus Pacific Two Pte Ltd	Momentive Performance Materials Worldwide Inc.	100%
Nautilus Pacific Four Pte Ltd	Momentive Performance Materials China SPV Inc.	100%
Momentive Performance Materials Asia Pacific Pte Ltd	Momentive Performance Materials Worldwide Inc.	100%
Momentive Performance Materials (Thailand) Ltd	Nautilus Pacific Two Pte Ltd	100% (4)
TA Holdings Pte Ltd	Nautilus Pacific Two Pte Ltd	100%
Momentive Performance Materials Benelux BVBA	Momentive Performance Materials GmbH; Momentive Performance Materials Specialties Srl	99.9%, 0.1%
Momentive Performance Materials France Sarl	Momentive Performance Materials Quartz GmbH	100%
Momentive Performance Materials GmbH	Momentive Performance Materials Worldwide Inc.	100%
Momentive Performance Materials Quartz GmbH	Momentive Performance Materials GmbH	100%
Momentive Performance Materials (India) Private Limited	Momentive Performance Materials GmbH	100%
Momentive Performance Materials Italy Srl	Momentive Performance Materials GmbH	100%
Momentive Performance Materials Specialties Srl	Momentive Performance Materials Italy Srl	100%
Momentive Performance Materials Silicones BV	Momentive Performance Materials GmbH	100%
Momentive Performance Materials Suisse Sarl	Momentive Performance Materials GmbH	100%
Zheijang Xinan Momentive Performance Materials Co Ltd	Momentive Performance Materials Ptd Ltd; Zheijang Xinan Chemical Industrial Group Co Ltd.	49%, 51%

(2)	This entity is anticipated to be converted into a limited liability company at the Effective Date.

(3)	Nominal shareholder is Momentive Performance Materials China SPV Inc.
(4)	Nominal share held by each of TA Holding Ptd Ltd and Momentive Performance Materials Pte Ltd.

Following effective date under the Plan (the “Effective Date”), it is expected that each of the subsidiaries listed above will continue to exist in the ownership structure described above.

(b) Prior to the Effective Date, Momentive Performance Material Holdings Inc. (“Holdings Inc.”) may be deemed an affiliate of the Applicants in its capacity as the owner of 100% of the outstanding common stock of the Company. MPM TopCo LLC (“TopCo”) may be deemed an affiliate of the Applicants in its capacity as the owner of 100% of the outstanding common stock of Holdings Inc. Momentive Performance Materials Holdings LLC (“MPM Holdings”) may be deemed an affiliate of the Applicants in its capacity as the owner of 100% of the outstanding common stock of TopCo.

Following the Effective Date, it is expected that each of the entities listed in this section (b) will continue to exist. Additional entities may be formed in connection with the consummation of the Plan or thereafter.

(c) Prior to the Effective Date, Momentive Specialty Chemicals Holdings LLC (“MSC Holdings”) may be deemed an affiliate of the Applicants in its capacity as a wholly-owned subsidiary of MPM Holdings. Momentive Specialty Chemicals Inc. (“MSC”) may be deemed an affiliate of the Applicants in its capacity as a wholly-owned subsidiary of MSC Holdings. Each of the following subsidiaries and joint ventures of MSC may be deemed an affiliate of the Applicants in its capacity as a direct or indirect wholly-owned subsidiary or joint venture of MSC:

Name of Entity	State of Organization

Aegir Limited	UK

Borden Chemical Finance Limited	UK

Borden Chemical Foundry, LLC	Delaware

Borden Chemical Holdings (Panama) S.A.	Panama

Borden Chemical Resinas Panama, S.R.L.	Panama

Borden Chemical UK Limited	UK

Borden International Holdings Limited	UK

Borden Luxembourg S.a r.l.	Luxembourg

Combined Composite Technologies Limited	UK

Danlinvest Holdings Ltda.	Brazil

HA-International, LLC	Delaware

Hexion 2 Nova Scotia Finance, ULC	Nova Scotia

Hexion 2 U.S. Finance Corp.	Delaware

Hexion Escrow Corporation	Delaware

Hexion Finance Escrow LLC	Delaware

Hexion IAR Holdings (HK) Limited	Hong Kong

Hexion Nova Scotia Finance, ULC	Nova Scotia, Canada

Hexion Shchekinoazot Holding B.V.	Netherlands

Hexion Shchekinoazot OOO	Russia

Hexion Specialty Chemicals Holding Germany Gmbh	Germany

Hexion Specialty Chemicals Lda.	Portugal

Momentive Specialty Chemicals Management (Shanghai) Co., Ltd.	China

Hexion U.S. Finance Corp.	Delaware

HSC Capital Corporation	Delaware

InfraTec Duisburg GmbH	Germany

J E Ridnell Pty Ltd	Australia

Lawter International Inc.	Delaware

MicroBlend Colombia S.A.S.	Colombia

Momentive Brazil Coöperatief U.A.	Netherlands

Momentive Shanxi Holdings Limited	Hong Kong

Momentive CI Holding Company (China) LLC	Delaware

Momentive Industria e Comercio de Epoxi Ltda.	Brazil

Momentive International Holdings Coöperatief U.A.	Netherlands

Momentive International Inc.	Delaware

Momentive Performance Materials Canada Ltd.	Canada

Momentive Quimica do Brasil Ltda.	Brazil

Momentive Quimica S. A.	Panama

Momentive Quimica Uruguay S.A.	Uruguay

Momentive Shanxi Holdings Limited	Hong Kong

Momentive Specialty Chemicals (Caojing) Limited	Hong Kong

Momentive Specialty Chemicals (N.Z.) Limited	New Zealand

Momentive Specialty Chemicals Asua S.L.	Spain

Momentive Specialty Chemicals Australia Finance Pty Ltd	Australia

Momentive Specialty Chemicals Australia General Partner Pty Ltd	Australia

Momentive Specialty Chemicals Australia Limited Partnership	Australia

Momentive Specialty Chemicals Australia Pty Ltd.	Australia

Momentive Specialty Chemicals B.V.	Netherlands

Momentive Specialty Chemicals Barbastro S.A.	Spain

Momentive Specialty Chemicals Canada Inc.	Canada

Momentive Specialty Chemicals Europe B.V.	Netherlands

Momentive Specialty Chemicals Finance B.V.	Netherlands

Momentive Specialty Chemicals Forest Products GmbH	Germany

Momentive Specialty Chemicals France SAS	France

Momentive Specialty Chemicals GmbH	Germany

Momentive Specialty Chemicals Holding B.V.	Netherlands

Momentive Specialty Chemicals Holdings (China) Limited	Hong Kong

Momentive Specialty Chemicals Iberica S.A.	Spain

Momentive Specialty Chemicals Investments Inc.	Delaware

Momentive Specialty Chemicals Italia S.P.A.	Italy

Momentive Specialty Chemicals Korea Company Limited	Korea

Momentive Specialty Chemicals Leuna GmbH & Co. Kg	Germany

Momentive Specialty Chemicals (Mumbai) Private Limited	India

Momentive Specialty Chemicals Oy	Finland

Momentive Specialty Chemicals Pty Ltd	Australia

Momentive Specialty Chemicals Research Belgium SA	Belgium

Momentive Specialty Chemicals S.A.S.	France

Momentive Specialty Chemicals Sg. Petani Sdn. Bhd.	Malaysia

Momentive Specialty Chemicals S.r.l.	Italy

Momentive Specialty Chemicals Singapore Pte. Ltd.	Singapore

Momentive Specialty Chemicals Somersby Ptd Ltd	Australia

Momentive Specialty Chemicals Stanlow Limited	UK

Momentive Specialty Chemicals Stuttgart GmbH	Germany

Momentive Specialty Chemicals (Thailand) Limited	Thailand

Momentive Specialty Chemicals UK Limited	UK

Momentive Specialty Chemicals Wesseling GmbH	Germany

Momentive Specialty Chemicals, a.s.	Czech Republic

Momentive Specialty UV Coatings (Shanghai) Limited	Hong Kong

Momentive Union Specialty Chemicals Limited	Hong Kong

Momentive UV Coating (Shanghai) Co. Ltd.	China

National Borden Chemical Germany GmbH	Germany

New Nimbus GmbH & Co Kg	Germany

Nimbus Merger Sub Inc.	Delaware

NL Coop Holdings LLC	Delaware

North American Sugar Industries Incorporated	New Jersey

Oilfield Technology Group, Inc.	Delaware

PT Momentive Specialty Chemicals	Indonesia

Quimica Borden Argentina S.A.	Argentina

Resinite Limited	UK

Resolution Research Nederland B.V.	Netherlands

Resolution Specialty Materials Rotterdam B.V.	Netherlands

RPC Foods, Ltd.	UK

Sanwei Momentive Chemicals Company Limited	China

Servicios Factoria Barbastro, S.A.	Spain

The Cuban American Mercantile Corporation.	New Jersey

The West India Company	New Jersey

Tianjin Hexion Specialty Chemicals Co., Ltd.	China

Vanguard Plastics Limited	UK

Zhengjiang Momentive Union Specialty Chemicals Ltd.	China

(d) As of August 4, 2014, 278,426,128.30 common units, or 90.4%, of MPM Holdings is held by (i) Apollo Investment Fund VI, L.P. (“AIF VI”), holding 102,454,557 common units; (ii) AP Momentive Holdings LLC (“AP Momentive Holdings”), holding 94,365,980 common units; (iii) AIF Hexion Holdings, L.P. (“AIF Hexion Holdings”) holding 75,154,788.30 common units; and (iv) AIF Hexion Holdings II, L.P. (“AIF Hexion Holdings II”) holding 6,450,803 common units, (AIF Hexion

Holdings II, together with AIF VI, AP Momentive Holdings and AIF Hexion Holdings, the “Apollo Funds”). Apollo Advisors VI, L.P. (“Advisors VI”) is the general partner of AIF VI, and Apollo Capital Management VI, LLC (“ACM VI”) is the general partner of Advisors VI. AIF IV Hexion GP, LLC (“AIF IV Hexion GP”) and AIF V Hexion GP, LLC (“AIF V Hexion GP”) are the general partners of AIF Hexion Holdings. AIF Hexion Holdings II GP, LLC (“Hexion Holdings II GP”) is the general partner of AIF Hexion Holdings II. Apollo Investment Fund IV, L.P. and its parallel investment vehicle (collectively, the “AIF IV Funds”) are the members of AIF IV Hexion GP. Apollo Advisors IV, L.P. (“Advisors IV”) is the general partner or managing general partner of each of the AIF IV Funds, and Apollo Capital Management IV, Inc. (“ACM IV”) is the general partner of Advisors IV. Apollo Investment Fund V, L.P. and its parallel investment vehicles (collectively, the “AIF V Funds”) are the members of AIF V Hexion GP and of Hexion Holdings II GP. Apollo Advisors V, L.P. (“Advisors V”) is the general partner, managing general partner or managing limited partner of each of the AIF V Funds, and Apollo Capital Management V, Inc. (“ACM V”) is the general partner of Advisors V. Apollo Principal Holdings I, L.P. (“Principal Holdings I”) is the sole stockholder or sole member, as applicable, of each of ACM IV, ACM V and ACM VI. Apollo Principal Holdings I GP, LLC (“Principal Holdings I GP”) is the general partner of Principal Holdings I.

Following the Effective Date, it is anticipated that Apollo will no longer be the majority owner of MPM Holdings, but will continue to hold approximately 40% of MPM Holdings.

(e) For purposes of this application only, each of the executive officers and directors of the Applicants named in response to Item 4 hereof and the principal owners of the Applicants’ voting securities named in response to Item 5 hereof may be deemed affiliates by virtue of their positions with the Applicants or their holdings.

MANAGEMENT AND CONTROL

4.	Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

The Company

The following table sets forth the names of and offices held by all current directors and executive officers of the Company. Unless otherwise noted below, the address for each director and executive officer of the Company is c/o Momentive Performance Materials Inc., 260 Hudson River Road, Waterford, NY 12188.

Name	Position
Craig O. Morrison	Director, Chairman, President and Chief Executive Officer
William H. Carter	Director, Executive Vice President and Chief Financial Officer
Scott M. Kleinman	Director
David B. Sambur	Director
Julian Markby	Director
Lee C. Stewart	Director
Judith A. Sonnett	Executive Vice President, Human Resources
Douglas A. Johns	Executive Vice President, General Counsel and Secretary
Nathan E. Fisher	Executive Vice President, Procurement
Anthony B. Greene	Executive Vice President, Business Development and Strategy
Karen E. Koster	Executive Vice President, Environmental, Health & Safety
George F. Knight	Senior Vice President, Finance and Treasurer

On the Effective Date, in accordance with the Plan, new directors and officers will be appointed and the current directors and officers will no longer serve in that capacity unless reappointed pursuant to the Plan.

The Guarantors

The directors and executive officers of the Guarantors are set forth in the table attached to this Form T-3 as Exhibit 99.1, which is incorporated herein by reference.

On the Effective Date, in accordance with the Plan, new directors and officers of the Guarantors will be appointed and the current directors and officers of the Guarantors will no longer serve in that capacity unless reappointed pursuant to the Plan.

5.	Principal owners of voting securities. Furnish the following information as to each person owning ten percent or more of the voting securities of the applicant.

The Company

As of the date of this filing, the following persons owned 10 percent or more of the voting securities of the Company.

Name & Address	Title of Class Owned	Amount	%
Momentive Performance Materials Holdings Inc.	Common Stock	100	100

260 Hudson River Road Waterford, NY 12188

On the Effective Date, the reorganized Company is authorized to issue or cause to be issued common stock, par value $0.01 per share, of the Company (the “New Common Stock”) for distribution in accordance with the terms of the Plan and the Amended and Restated Certificate of Incorporation of the reorganized Company. As soon as reasonably practicable following the Effective Date, but effective as of the Effective Date, and without any further action or consent required by any holder of New Common Stock or any other person (i) each share of New Common Stock will automatically be exchanged for one share of common stock of a newly formed Delaware corporation (“Top HoldCo”), and (ii) Top HoldCo, as the resulting holder of the shares of New Common Stock will contribute such shares of New Common Stock to a newly formed Delaware corporation (“Intermediate HoldCo”) for common stock of Intermediate HoldCo.

The Guarantors

As of the date of this filing, the persons owning 10 percent or more of the voting securities of the Guarantors are set forth in the table attached to this Form T-3 as Exhibit 99.1, which is incorporated herein by reference. The state of organization of each Guarantor is set forth therein. Following the confirmation of the Plan, the ownership of the Guarantors is expected to continue as set forth on Exhibit 99.1.

UNDERWRITERS

6.	Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a)	The following sets forth each person who has acted as an underwriter of any securities of the obligor which were outstanding on the date hereof:

(1)	In May 2012, J.P. Morgan Securities LLC, BMO Capital Markets Corp., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Morgan Stanley & Co. LLC and UBS Securities LLC, c/o J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, acted as joint book-running managers and Apollo Global Securities, LLC acted as co-manager in the private offering of $250 million aggregate principal amount of the Company’s 10% Senior Secured Notes due 2020.

(2)	On October 25, 2012, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., UBS Securities LLC, BMO Capital Markets Corp., Morgan Stanley & Co. LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, c/o J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, acted as joint book-running managers and Apollo Global Securities, LLC acted as co-manager in the private offering of $1.1 billion aggregate principal amount of the Company’s 8.875% First-Priority Senior Secured Notes due 2020.

(b) No person is acting, or proposed to be acting, as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.	Capitalization.

(a)	Furnish the following information as to each authorized class of securities of the applicant.

The Company

As of August 4, 2014

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.01 per share	100	100

8.875% First-Priority Senior Secured Notes due 2020	$1,100,000,000	$1,100,000,000	(5)

Title of Class	Amount Authorized	Amount Outstanding

10% Senior Secured Notes due 2020	$250,000,000	$250,000,000	(5)

9% Second-Priority Springing Lien Notes due 2021	$1,161,000,000	$1,161,000,000	(5)

9.5% Second-Priority Springing Lien Notes due 2021	€133,000,000	€133,000,000	(5)

11.5% Senior Subordinated Notes due 2016	$382,000,000	$382,000,000	(5)

(5)	Reflects principal amount outstanding and does not include accrued and unpaid interest.

After the Effective Date, the Company’s capital structure will consist of (i) the New Common Stock, (ii) First-Priority Senior Secured Notes due 2021 (the “Replacement 1L Notes”) and (iii) Second-Priority Senior Secured Notes due 2022 (the “Replacement 1.5L Notes”). The amounts authorized and outstanding will be decided in connection with the confirmation of the Plan.

The Guarantors

Capitalization information regarding the Guarantors as of the date of this filing and as expected to continue following the Effective Date is set forth in the table attached to this Form T-3 as Exhibit 99.1, which is incorporated herein by reference.

(b)	Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

Except as otherwise provided by law, each holder of common stock of the Company shall have one vote, and the common stock shall vote together as a single class. Holders of the Company’s 8.875% First-Priority Senior Secured Notes due 2020, 10% Senior Secured Notes due 2020, 9% Second-Priority Springing Lien Notes due 2021, 9.5% Second-Priority Springing Lien Notes due 2021 and 11.5% Senior Subordinated Notes due 2016 have no voting rights. Except as otherwise set forth in such Guarantor’s certificate of incorporation, certificate of formation, limited liability company agreement or by-laws, as applicable, holders of membership interests of each Guarantor that is a limited liability company are entitled to one vote per each interest registered in such holder’s name and holders of common stock of each Guarantor that is a corporation are entitled to one vote per each share registered in such holder’s name.

INDENTURE SECURITIES

8.	Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section 305(a)(2) of the Trust Indenture Act of 1939 (the “1939 Act”).

The following is a general description of certain provisions of the Indenture governing the Notes (the “Indenture”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture. The Applicants have not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution.

(a) Events of Default. The term “Event of Default” with respect to the Notes includes any of the following events:

(i)	there is a default in any payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days,

(ii)	there is a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(iii)	the Company fails to comply with its obligations under Section 5.01 of the Indenture,

(iv)	the Company or any Restricted Subsidiary fails to comply with any of its other agreements contained in the Notes or the Indenture (other than those referred to in clause (a), (b) or (c) above) and such failure continues for 60 days after the notice specified below,

(v)	the Company or any Significant Subsidiary fails to pay any Indebtedness (other than Indebtedness owing to the Company or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $50.0 million or its foreign currency equivalent,

(vi)	the Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(a)	commences a voluntary case;

(b)	consents to the entry of an order for relief against it in an involuntary case;

(c)	consents to the appointment of a Custodian of it or for any substantial part of its property; or

(d)	makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency,

(vii)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a)	is for relief against the Company or any Significant Subsidiary in an involuntary case;

(b)	appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property; or

(c)	orders the winding up or liquidation of the Company or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days,

(viii)	the Company or any Significant Subsidiary fails to pay final judgments aggregating in excess of $50.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days following the entry thereof,

(ix)	any Note Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor denies or disaffirms its obligations under this Indenture or any Note Guarantee and such Default continues for 10 days,

(x)	unless such Liens have been released in accordance with the provisions of the Security Documents, the Intercreditor Agreements, and the Indenture, the Liens with respect to all or substantially all of the Collateral cease to be valid or enforceable, or the Company shall assert or any Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Person that is a Subsidiary of the Company, the Company fails to cause such Subsidiary to rescind such assertions within 30 days after the Company has actual knowledge of such assertions, or

(xi)	the failure by the Company or any Guarantor to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole.

If an Event of Default (other than an Event of Default specified in clauses (vi) or (vii) above with respect to the Company) shall occur and be continuing and has not been waived, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and premium, if any and accrued interest on all the Notes to be due and payable by notice in writing to the Company.

If an Event of Default specified in clauses (vi) or (vii) above with respect to the Company occurs and is continuing, then the principal of, premium, if any, and interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

The Holders of a majority in principal amount of outstanding Notes by notice to the Trustee may rescind any such acceleration with respect to the Notes and its consequences.

Provided the Notes are not then due and payable by reason of a declaration of acceleration, the Holders of a majority in principal amount of the Notes may waive any existing Default under the Indenture, and its consequences, except a Default in the payment of the principal of or interest on any Notes, a Default arising from the failure to redeem or purchase any Note when required pursuant to the terms of the Indenture or a Default in respect of a provision that under Section 9.02 of the Indenture cannot be amended without the consent of each Holder affected.

(b) Authentication and Delivery of the Notes; Application of Proceeds.

The Notes to be issued under the Indenture may from time to time be executed on behalf of the Company by manual or facsimile signature by one of its proper officers and delivered to the Trustee for authentication and delivery in accordance with the Company’s order and the Indenture. Each Note shall be dated the date of its authentication, and no Note shall be valid unless authenticated by manual signature of the Trustee, and such signature shall be conclusive evidence that such Note has been duly authenticated under the Indenture. The Notes shall be in denominations of $2,000 and integral multiples of $1,000 in excess thereof, provided that the Notes may be issued in denominations of less than $1,000 solely to accommodate the book-entry positions that have been created by the Depository in denominations of less than $1,000.

The Trustee may appoint one or more authenticating agents reasonably acceptable to the Company to authenticate Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an agent to deal with the Company and Affiliates of the Company.

The Notes will be issued to Holders of the Old Notes pursuant to the Plan. As a result the Company will not realize any proceeds from the issuance of the Notes.

(d) Release of Collateral.

Pursuant to Section 11.04 of the Indenture, subject to certain subsections of Section 11.04 of the Indenture, Collateral may be released from the First Priority Liens created by the Security Documents at any time or from time to time in accordance with the provisions of the Indenture, the Security Documents and the Intercreditor Agreements. In addition, upon the request of the Company pursuant to an Officer’s Certificate certifying that all conditions precedent under the Indenture have been met, the Collateral Agent shall execute, deliver or acknowledge such instruments or releases to evidence the release of any Collateral permitted to be released pursuant to the Indenture or the Security Documents or the Intercreditor Agreements.

(d) Satisfaction and Discharge of the Indenture.

The Company may terminate its obligations under the Indenture when (i) either (a) all outstanding Notes that have been authenticated and issued have been delivered (other than destroyed, lost or stolen Notes that have been replaced or paid) to the Trustee for cancellation or (b) all of the Notes (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year or (z) if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company and the Company has irrevocably deposited with the Trustee cash or government obligations in an amount sufficient to pay and discharge the entire Indebtedness on the Notes, (ii) the Company has paid all sums payable by the Company under the Indenture and (iii) the Company has delivered to the Trustee an officer’s certificate and an opinion of counsel, each stating that the foregoing conditions precedent have been complied with.

(e) Evidence of Compliance with Conditions and Covenants.

The Indenture requires that the Company will deliver to the Trustee within 120 days after the end of each fiscal year, an Officer’s Certificate stating that in the course of the performance by the signer of his or her duties as an Officer of the Issuer he or she would normally have knowledge of any Default and whether or not the signer knows of any Default that occurred during such period. If he or she does, the certificate shall describe the Default, its status and what action the Company is taking or proposes to take with respect thereto.

9.	Other obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

Other than the Applicants, no other person is an obligor with respect to the Notes.

Contents of application for qualification. This application for qualification comprises:

(a)	Pages numbered 1 to 15, consecutively (and Exhibit Index).

(b)	The statement of eligibility and qualification of each trustee under the indenture to be qualified.

The statement of eligibility and qualification on Form T-1 of the Trustee will be filed subsequently with the Securities and Exchange Commission.

(c) The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit Number	Description

Exhibit T3A(1)	Certificate of Incorporation, as amended, of Momentive Performance Materials Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3A(2)	Certificate of Incorporation, as amended, of Momentive Performance Materials Worldwide Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3A(3)	Certificate of Incorporation, as amended, of Momentive Performance Materials USA Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3A(4)	Certificate of Formation of Juniper Bond Holdings I LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3A(5)	Certificate of Formation of Juniper Bond Holdings II LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3A(6)	Certificate of Formation of Juniper Bond Holdings III LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3A(7)	Certificate of Formation of Juniper Bond Holdings IV LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3A(8)	Certificate of Incorporation, as amended, of Momentive Performance Materials Quartz, Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3A(9)	Articles of Organization, as amended, of MPM Silicones, LLC (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3A(10)	Certificate of Incorporation , as amended, of Momentive Performance Materials South America Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3A(11)	Certificate of Incorporation, as amended, of Momentive Performance Materials China SPV Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3B(1)	Amended and Restated By-laws of Momentive Performance Materials, Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3B(2)	Amended and Restated By-laws of Momentive Performance Materials Worldwide Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit Number	Description

Exhibit T3B(3)	Amended and Restated By-laws of Momentive Performance Materials USA Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3B(4)	Operating Agreement of Juniper Bond Holdings I LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3B(5)	Operating Agreement of Juniper Bond Holdings II LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3B(6)	Operating Agreement of Juniper Bond Holdings III LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3B(7)	Operating Agreement of Juniper Bond Holdings IV LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3B(8)	Amended and Restated By-laws of Momentive Performance Materials Quartz, Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3B(9)	Amended and Restated Operating Agreement of MPM Silicones, LLC (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3B(10)	Amended and Restated By-laws of Momentive Performance Materials South America Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3B(11)	Amended and Restated By-laws of Momentive Performance Materials China SPV Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3C*	Form of Indenture to be qualified.

Exhibit T3E(1)*	Joint Chapter 11 Plan of Reorganization, dated June 23, 2014, of Momentive Performance Materials Inc. and its affiliated debtors, as amended.

Exhibit T3E(2)*	Notice of Filing of Plan Supplement, dated July 18, 2014, relating to the Joint Chapter 11 Plan of Reorganization of Momentive Performance Materials Inc. and its affiliated debtors.

Exhibit T3E(3)*	Disclosure Statement, dated June 23, 2014, to the Joint Chapter 11 Plan of Reorganization of Momentive Performance Materials Inc. and its affiliated debtors, as amended.

Exhibit T3E(4)*	Supplement, dated July 18, 2014, to Disclosure Statement to the Joint Chapter 11 Plan of Reorganization of Momentive Performance Materials Inc. and its affiliated debtors.

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Act (included as part of Exhibit T3C).

Exhibit 99.1*	Guarantors

*	Filed herewith.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Momentive Performance Materials Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Columbus, and State of Ohio, on the 22nd day of August, 2014.

[SEAL]

MOMENTIVE PERFORMANCE MATERIALS INC.

By:	/s/ William H. Carter
Name:	William H. Carter
Title:	Executive Vice President and Chief
Financial Officer

Attest:	/s/ Joyce Johnson
Name:	Joyce Johnson
Title:	Executive Assistant

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the below co-applicants have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Columbus, and State of Ohio, on the 22nd day of August, 2014.

[SEAL]	Momentive Performance Materials Worldwide Inc.
Momentive Performance Materials USA Inc.
Juniper Bond Holdings I LLC
Juniper Bond Holdings II LLC
Juniper Bond Holdings III LLC
Juniper Bond Holdings IV LLC
Momentive Performance Materials Quartz, Inc.
MPM Silicones, LLC
Momentive Performance Materials South America Inc.
Momentive Performance Materials China SPV Inc.

By:	/s/ Douglas A. Johns
Name:	Douglas A. Johns
Title:	Executive Vice President and General
Counsel

Attest:	/s/ Ellen German Berndt
Name:	Ellen German Berndt
Title:	Associate General Counsel

EXHIBIT INDEX

Exhibit Number	Description

Exhibit T3A(1)	Certificate of Incorporation, as amended, of Momentive Performance Materials Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3A(2)	Certificate of Incorporation, as amended, of Momentive Performance Materials Worldwide Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3A(3)	Certificate of Incorporation, as amended, of Momentive Performance Materials USA Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3A(4)	Certificate of Formation of Juniper Bond Holdings I LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3A(5)	Certificate of Formation of Juniper Bond Holdings II LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3A(6)	Certificate of Formation of Juniper Bond Holdings III LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3A(7)	Certificate of Formation of Juniper Bond Holdings IV LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3A(8)	Certificate of Incorporation, as amended, of Momentive Performance Materials Quartz, Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3A(9)	Articles of Organization, as amended, of MPM Silicones, LLC (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3A(10)	Certificate of Incorporation , as amended, of Momentive Performance Materials South America Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3A(11)	Certificate of Incorporation, as amended, of Momentive Performance Materials China SPV Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3B(1)	Amended and Restated By-laws of Momentive Performance Materials, Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3B(2)	Amended and Restated By-laws of Momentive Performance Materials Worldwide Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

EXHIBIT INDEX

Exhibit Number	Description

Exhibit T3B(3)	Amended and Restated By-laws of Momentive Performance Materials USA Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3B(4)	Operating Agreement of Juniper Bond Holdings I LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3B(5)	Operating Agreement of Juniper Bond Holdings II LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3B(6)	Operating Agreement of Juniper Bond Holdings III LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3B(7)	Operating Agreement of Juniper Bond Holdings IV LLC (filed as the exhibit of the same number to our Post-Effective Amendment No. 1 to Form S-4 Registration Statement, filed on January 28, 2008)

Exhibit T3B(8)	Amended and Restated By-laws of Momentive Performance Materials Quartz, Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3B(9)	Amended and Restated Operating Agreement of MPM Silicones, LLC (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3B(10)	Amended and Restated By-laws of Momentive Performance Materials South America Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3B(11)	Amended and Restated By-laws of Momentive Performance Materials China SPV Inc. (filed as the exhibit of the same number to our Form S-4 Registration Statement, filed on September 14, 2007)

Exhibit T3C*	Form of Indenture to be qualified.

Exhibit T3E(1)*	Joint Chapter 11 Plan of Reorganization, dated June 23, 2014, of Momentive Performance Materials Inc. and its affiliated debtors, as amended.

Exhibit T3E(2)*	Notice of Filing of Plan Supplement, dated July 18, 2014, relating to the Joint Chapter 11 Plan of Reorganization of Momentive Performance Materials Inc. and its affiliated debtors.

Exhibit T3E(3)*	Disclosure Statement, dated June 23, 2014, to the Joint Chapter 11 Plan of Reorganization of Momentive Performance Materials Inc. and its affiliated debtors, as amended.

Exhibit T3E(4)*	Supplement, dated July 18, 2014, to Disclosure Statement to the Joint Chapter 11 Plan of Reorganization of Momentive Performance Materials Inc. and its affiliated debtors.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit T3F	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive of the Act (included as part of Exhibit T3C).

Exhibit 99.1*	Guarantors

*	Filed herewith.